Filed by: Prudential plc
                           Pursuant to Rule 425 under the Securities Act of 1933

                                   Subject Company: American General Corporation
                                      Exchange Act Commission File No: 001-07981




        Prudential plc and American General Corporation (the "Company") will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Prudential plc and the Company may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London, EC4R OHH, England, Attention Investor Relations (tel.: (44 20) 7548 3537), and the Company, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel.:
(713) 522-1111). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

        THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY PRUDENTIAL PLC
                               ON MARCH 16, 2001.

                                PRUDENTIAL Logo



Friday 16 March 2001

PRUDENTIAL PLC BOARD ANNOUNCEMENT

Prudential plc announces that Bridget Macaskill, a non-executive director of the company, has resigned today.

Ms Macaskill is Chairman and Chief Executive Officer of OppenheimerFunds Inc, a subsidiary of MassMutual Financial Services Group. In the light of Prudential's announced intention to merge with American General Corporation and as AGC and MassMutual compete in the same markets, Ms Macaskill has regretfully concluded that she should resign her position as a non-executive director of Prudential to avoid any potential conflict of interest.

Sir Roger Hurn, Chairman of Prudential plc, said:
"We are very sad that Bridget Macaskill is leaving the Board. I would like to thank her for the tremendous contribution she has made to the Group. We will miss her and her wise counsel."

Ms Macaskill commented:
"The unanimous decision of the Prudential board to recommend the merger with American General is clearly in the best interest of its shareholders and I wholeheartedly support it. I wish Prudential and the proposed merger every success."

                                    - ENDS -

Press Enquiries:                           Analyst Enquiries:
Geraldine Davies                           Rebecca Burrows
020 7548 3911                              020 7548 3537

Prudential plc and American General Corporation will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors will be able to obtain the document free of charge at the SEC's website (www.sec.gov). In addition, the proxy statement/prospectus and other relevant documents concerning the proposed transaction and filed with the SEC may be obtained free of charge by contacting Prudential plc, Laurence Pountney Hill, London, EC4R 0HH, England, Attention:
Investor Relations (tel. (44 20) 7548 3537), and American General Corporation, 2929 Allen Parkway, Houston, Texas, 77019, Attention: Investor Relations (tel. (+1 713) 522-1111).


                                  News release

                               Corporate Relations
                                 Prudential plc
   Laurence Pountney Hill London EC4R 0HH Tel 0207-220 7588 Fax 0207-548 3725 Incorporated and registered in England and Wales. Registered office as above.
                           Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated in the conduct of investment business by the Personal Investment Authority and/or IMRO.